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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One)
[X] Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K  [ ] Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 2007
                  ------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

+------------------------------------------------------------------------------+
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
+------------------------------------------------------------------------------+

PART I - REGISTRANT INFORMATION

PivX Solutions, Inc.
------------------------------------------------------------------------------
Full Name of Registrant:


------------------------------------------------------------------------------
Former Name if Applicable

PO Box 335
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Dargaville, New Zealand 0340
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City, State, Zip Code


==============================================================================



PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[ ] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.


Inadequate financial resources at the present time continue to prevent filing of the company's delinquent reports. Nevertheless, the company has regained custody of its corporate records with the cooperation of its former landlord in Newport Beach, California. As soon as it becomes financially possible to conclude the accounting and auditing work required to file the delinquent reports it will now be possible for the company to do so.

The following letter to stakeholders was delivered at the beginning of the current fiscal year by the company's CEO, Jason Coombs. This letter gives more detail about the company's current condition, results for the last fiscal year, and the work underway now to regain regulatory compliance.


PivX Solutions, Inc.
USA: +1.949.903.3368
New Zealand: +64.21.313615
P.O. Box 335, Dargaville, New Zealand 0340 www.pivx.com

www.threatfocus.com  www.managedforensics.com  www.homelandforensics.com


From: Jason Coombs, CEO
To: All PivX Stakeholders

December 31, 2007

Dear PivX Stakeholder,

Since 2005, PivX Solutions has struggled to avoid bankruptcy, dissolution, or worse, as a consequence of debts incurred primarily in 2004 when millions of dollars of contracts for future services or property leases were signed. As a PivX shareholder, creditor, associate, or customer, you deserve a status report on my ongoing turnaround effort as PivX's CEO. This letter is meant to provide just such an update.

My forensic review has revealed that substantially all of PivX's debts, including its lease obligations, were apparently disclosed in 10-Q and 10-K reports filed with the SEC between 2004 and 2005, before PivX lost its ability to comply with regulatory reporting requirements pursuant to
Section 13(a) of the Securities Exchange Act of 1934. Failure to comply with 13(a) resulted in suspension of PivX's OTCBB quotation as of May 9, 2006. PivX's Common Stock has since been quoted only on the Pink Sheets.

Because PivX is an issuer of registered securities pursuant to Section 12 of the Exchange Act, the company is required to file annual reports including audited financial statements prepared in accordance with Generally Accepted Accounting Principles (GAAP). Costs for filing PivX's 2005 annual report would likely have exceeded $100,000 had there been sufficient operating capital and staff available to complete it on schedule. Thus, to file our 2005 annual report late today the cost will exceed $70,000 just for the auditor's fee alone. Accounting, bookkeeping and other administrative overhead required to prepare annual reports and pay for auditing that is now required for the company's 2005, 2006, and 2007 annual reports will likely exceed $300,000 when this work is finally completed, so PivX will be fully-compliant again with SEC reporting requirements. As 2007 comes to a close the low price of the company's Common Stock reflects the magnitude of these problems.

During the past two years the company's debts have deterred new investment, interfered with new operations and scared away people who might otherwise help rebuild by posing an imminent threat of collections or enforcement of court judgments granted to creditors, some of whom are highly emotional about the debt that is owed to them by the company. With creditors who are vindictive or angry it is understandable that investors would be unwilling to provide new capital, employees would be unwilling to continue to work, and the prospects for saving the company would seem to approach zero as threats of creditor action grow while business opportunities are missed and the downward spiral continues.

That threat diminished markedly in 2007, as most of the company's creditors have settled or indicated they will agree to accept settlements so that PivX may avoid needing to file for bankruptcy protection. With support from creditors who are smart enough to see they have nothing to lose by cooperating with our settlement proposals, the Board can justify raising new capital without a restructuring which would only benefit a few parties, primarily the new investors, at the expense of nearly every other stakeholder.

In order to conclude settlement payments to creditors the company must raise new capital and we have four options for doing so, imminently. Firstly, PivX can again sell shares of restricted stock to qualified investors in a Regulation D, Rule 506 offering in which the States' Blue
Sky laws permit us to sell unregistered securities, provided we comply with Federal securities laws and notify each State in which we sell shares upon doing so. We already have investors who are willing to buy restricted shares as soon as the time and the price are right. This is the simplest path forward but depends on a rising stock price to demonstrate that existing shareholders believe the value of an investment in PivX is rising, not falling. The alternatives to selling restricted shares by way of a Rule 506 offering are appealing for several reasons. Most importantly, the Board has no control over the market price of the company's stock and presently cannot make forward-looking statements or conduct normal investor relations as in a compliant public company. So long as the company is still regulated by the Exchange Act of 1934 but is out of compliance with such regulation, legally, the Board is not supposed to do anything or say anything that would tend to encourage trading of the company's stock. We've signed nondisclosure agreements with investors who promise not to buy or sell shares based on material non-public information they receive by communicating with PivX management, but disclosing confidential information to long-term investors in this way in order to comply with laws designed to protect shareholders from fraud has not been a suitable substitute for typical investor relations or normal public disclosures. SEC Rule 10b5-1 prohibits buying or selling an issuer's securities if the person making the purchase or sale is aware of material nonpublic information and uses that information as the basis of their decision to buy or sell. PivX's Board has been conscientious and diligent in its compliance with the restrictions imposed on PivX as a regulated company out-of-compliance with its reporting obligations.

New sales of restricted securities, if any such sales are to be done, must wait for the right time, when accredited investors who are willing to pay a premium to the market price of PivX's Common Stock become convinced that waiting any longer to invest will result in losing the opportunity to buy restricted shares, or when the price of the restricted shares no longer seems too high given the price of unrestricted shares available from a broker. There is no way to know how long it may take for this delicate impasse to be resolved. With your renewed support and continued patience this could be resolved immediately.

This impasse is a central cause of the downward spiral in PivX that started back in 2005. Much drama, financial loss, and other hardship was created by this economic force. Much of the hardship is not temporary for those stakeholders who have suffered it conclusively, or who are still suffering. My empathy for every person harmed by PivX Solutions, along with my engineering, legal, forensic and financial market experience convinced me in June of 2006 that there was no reason for the company to dissolve, perhaps no reason for the company to even file bankruptcy, and good reason to believe that every person who had been harmed could be made whole in the future simply by setting in motion a growth curve to replace what obviously was, as of mid-2006, the opposite force: a death spiral.

In 2004 around the same time that PivX Solutions successfully acquired Threat Focus Inc the company agreed to purchase my digital forensics business as well, which resulted in the company hiring me as its Director of Forensic Services. The PivX forensics business resulted in the only substantial revenue produced by the company in 2005, unfortunately little of the capital that was raised was invested in growing forensics products or services. Only a small amount of capital was invested in marketing.

Today the PivX forensics business is more viable and more promising than ever before. It has become clear that if I chose to do so it would be possible for me, as CEO, to operate PivX's forensics business profitably enough to eventually repay all of the remaining creditors in full, with interest. Somebody else with similar experience in the forensics field could likewise do so. There are, to be sure, uncooperative creditors who are still able to prevent PivX from making payroll or doing other things by enforcing their legal rights as creditors, but even these hostile parties would probably fall silent and wait patiently for payment with offers of fair settlement, payment plans, and reason to be confident that PivX will comply.

The difficulty of growing a successful business, even one in a high-growth high-value market such as information security or forensics, is challenging enough without creditors who are prepared to put a halt to the business because they possess legal claims that are valid and deserve to be satisfied. Even our vendors, whose products or services could be purchased anew as PivX turns in substantial growth, must choose to create new opportunity, rather than fight over past mistakes, in order for our downward spiral to finally halt. As of now the only barrier to concluding a successful turnaround without restructuring is for our stakeholders to believe in the future value of PivX. This poses an insurmountable difficulty only while a few unwilling stakeholders refuse to believe there is anything to be gained by cooperating. Filing bankruptcy would only eliminate some of this difficulty, by petitioning the court for protection from PivX creditors and forcing those creditors to accept the small amount of money that the company is able to pay to settle debts now. Would this act alone cause investors to become willing to buy restricted shares of PivX Common Stock at the price that is required in order to fund audits and regulatory filings and set in motion significant new growth? No, it would merely do by force what PivX has already been able to do itself in negotiations with its creditors: establish a relatively small ultimate cost for the company to repay its creditors and emerge from bankruptcy once investors do buy shares.

During 2006 and 2007, many creditors settled for shares of stock rather than for cash. To the best of my knowledge, after searching for 17 months to determine the true condition of PivX Solutions, financially, legally, and in all other respects, it is my belief that the company still owes approximately $1.5 million to its remaining creditors and will have no legal problems of consequence once those debts are settled conclusively. This means that selling restricted shares to investors for reasonable prices is the last material barrier to regaining compliance and rebuilding the business. Many of the remaining creditors have already agreed, in writing, to settle for 10% of the amount that is owed.

If PivX were to successfully raise $1 million in new capital by selling restricted shares then in all probability the company would have the funding it needs to become debt-free, file its delinquent quarterly and annual reports with audited financial statements, and hire new full-time employees to restart meaningful growth. However, doing so is not critical to the survival of the business, since PivX has more than inconsequential assets and more than inconsequential operations despite its difficult predicament and inadequate funding. The company also has at least three other options to raise capital.

Our second option for capital formation is to accept up to $1 million per year from an investor who committed to such investment on the condition that PivX file Form 15 to voluntarily de-register its Common Stock, negating Exchange Act reporting requirements. Filing Form 15 is the appropriate course of action, regardless, if it becomes clear that the company will not be able to regain compliance. SEC rules and past enforcement actions against other non-compliant Exchange Act-regulated entities describe the mechanisms of a Form 15 filing in detail, and legal opinions given by SEC attorneys involved in enforcement confirm that a company such as PivX Solutions is eligible to file Form 15.

There is no statutory deadline by which PivX must act or face enforcement action for its failure to file Form 15, but in practice it appears that few public companies are now being allowed to remain public with registration statements still in effect for a class of securities while continuing to fail to comply with their Section 13(a) reporting requirements longer than five or six years if the companies are not non-operating shell companies which PivX Solutions clearly is not. There is no objective measure of new transgressions that would prompt enforcement actions against PivX for choosing not to file Form 15 at this time. Judging from published enforcement actions it is reasonable to presume that enforcement action would commence swiftly if it became necessary to protect market integrity due to unethical or illegal practices such as improper stock promotion tactics, manipulation of PivX's stock price, or impermissible efforts to encourage trading of PivX Common Stock without adequate disclosure of financial information and business activity including accurate audited annual reports to inform investors.

Once PivX has filed Form 15 to voluntarily de-register its Common Stock, all reporting requirements under Section 13(a) cease, nevertheless the PivX Common Stock would still be quoted, indefinitely, by the Pink Sheets quotation service. Only in the case of a forced de-registration event resulting from an SEC enforcement action against PivX Solutions would the revocation of our registration statement result in our Pink Sheets quote being suspended. Voluntary de-registration is rewarded with an indefinite continuation of the Pink Sheets quotation despite our Common Stock no longer being a registered class of securities subject to all of the attendant regulations. We would further be rewarded with the cost savings of not being required to pay for annual audits. The immediate savings to PivX could be upwards of $150,000 by avoiding unnecessary auditing expenses, alone. However, compared to the total business opportunity we now possess, in light of the significant growth potential of our unique products, services, and intellectual property when each is perfected then aggressively marketed, this savings is insignificant.

Of importance to the investor who has agreed to provide up to $1 million in new capital, as soon as Form 15 is filed PivX would be able to begin issuing free-trading shares to any investors who are accredited investors, by virtue of Regulation D Rule 504 which limits, at $1 million, capital that an unregistered company can raise annually selling securities. PivX would then be capable of raising $1 million every 12 months, indefinitely, and the price of each new tranche of Rule 504 capital would be set by market response to PivX's forward progress and strategic business plan which PivX could disclose at-will. Whether existing shareholders are diluted substantially in such a scenario would depend entirely on whether the PivX Board is willing and able to wait for the market price of PivX's unregistered class of Common Stock to rise to a level that the Board deems fair given the company's financing requirements and business opportunities on a month-to-month basis.

PivX's third option for capital formation is to leverage its creditors' willingness to settle for fair amounts with the help of a court which holds a Fairness Hearing pursuant to the Securities Act of 1933, Section 3(a)(10) and, without relying on bankruptcy code, allows PivX to pay creditors and other parties in cash and stock to settle debts for fair amounts. By relying on a court-approved fair settlement agreement, PivX would be able to issue shares in settlement which are not subject to Rule 144 holding period requirements and can be issued to creditors and certain other parties, such as legal counsel, without the restrictions that would normally be required of stock paid to settle debts or buy services.

With a Section 3(a)(10) fairness hearing PivX would be able to receive financial support from its creditors and its investors in an arrangement that can be reviewed in advance by requesting a "no action letter" from the SEC. Typically, corporate counsel would make such a request for "no action letter" but given PivX's financial constraints its CEO could make the request and its Board could structure the terms of the fair settlement agreement in light of the SEC response. Again, the degree of dilution that existing shareholders may expect under such a scenario would depend on the Board's decision-making with respect to timing and agreeable conversion price of 3(a)(10) shares issued in creditor settlements. This option has the inherent drawback of requiring creditors to agree to conversion price and settlement amounts. Clearly, the former will be too low and the latter too high except in the case of friendly creditors who see something to gain by providing material support. The investor who proposed this plan is willing to purchase debts from PivX creditors in order to become such a friendly creditor and the investor would, over time, buy every PivX debt from every creditor who agrees to participate.

PivX's fourth imminent option for capital formation is to accept new capital from Lotus Fund, the investment firm operated by Tydus Richards, a Director of PivX Solutions and one of its largest shareholders. Because Mr. Richards is a member of the Board, raising new capital from his investment firm is problematic for numerous reasons, not the least of which is arriving at a truly fair price for the shares being sold to a corporate insider. However, Mr. Richards has agreed to buy shares today for $0.03 per share under certain circumstances. Because this is three times the current market price of PivX Common Stock it would seem to be a truly fair price, however even that price is too low for the Board to raise more than $1.4 million in new capital before all 100 million shares of PivX's authorized Common Stock are issued. Furthermore, there is no way to avoid the appearance that the Board may have been responsible for allowing the stock price to fall so that Mr. Richards could acquire more of it at a lower price. Most importantly, a $0.03 per share price simply does not reflect the value that an impartial Board of Directors may find exists today in PivX Solutions if it were valued as a going concern with substantial assets of real value and growth in the information security and digital forensics markets.

The PivX security software product suite built around our PreEmpt host-based intrusion prevention system (HIPS) and our Threat Focus vulnerability management business subsidiary did not achieve profitability in 2005 despite clearly having possessed the combined potential to do so during a year that saw remarkable growth in our industry. As a company, we missed our first opportunity to achieve enormous growth by failing to avoid rapid accumulation of debts or long-term contract obligations that had questionable present value at the time the obligations were incurred. PivX did not make wise decisions in the past partly because it made no effort to solicit strategic input from its stakeholders. Despite this serious setback, in 2007 the company successfully filed four complete patent applications for distinct inventions which resulted from past research and development investments. We also own valuable software and other intellectual property, including additional inventions that remain trade secrets at this time, that represent a foundation for future products or services as well as justify many future patent applications in our fields.

Based on the long-term value of PivX's investments, and short-term cash flow from new operations in our security and forensics business, a fifth option is to raise no new capital.

In 2008 we will be able to grow again, even with the burden of our past liabilities and the other difficulties that we have yet to fully overcome. It is clear to me that PivX cannot afford to raise capital at prices lower than the company did during 2005, when investors bought restricted shares at prices ranging between $0.15 and $0.50 per share. Investors agreed to buy these shares in 2005 despite the disclosure of millions of dollars of nearly-useless short-term debts that had already been accrued, despite that no forensics products were announced though forensics was the only substantial source of PivX revenue. If we are unable to raise new capital at such prices again until our creditors are repaid, then our creditors may have no choice but to continue to wait to receive a fair settlement until the company realizes a return on its investments in intellectual property, security or forensics.

During 2008 PivX will adopt a new corporate name, Homeland Forensics Inc, to better reflect the source of our value and our past, present, and future revenue. As a result of certain creditor settlements which occurred during the fourth quarter of 2007, it became possible for PivX to accept paying consulting work again from customers. We have just booked our first $5,000 in new revenue, the company's first new revenue since 2005. The final steps to formally relocate the company's headquarters, legally, to New Zealand are also now being taken in order to realize the long-term benefits of the lower cost of doing business in New Zealand compared to Newport Beach, California. With a new name, new headquarters, new customers, less debt, and substantially lower permanent overhead there is every reason to remain optimistic about the future and the long-term growth potential of our innovative enterprise. After all, without forensics there is no such thing as security!

When its disclosure will not cause harm by giving away our new business ideas to our competition, the details of our strategic, technical, and business development plans will be announced publicly. Please contact me directly with any input or questions you have.

I am confident that given enough time the company will successfully raise new capital at favorable prices, avoid any need for bankruptcy or restructuring, regain compliance or file a new IPO if we have, in the interim, elected to cancel our registration voluntarily by the filing of Form 15, and realize the growth and return on investment for capital needed to fund my personal goal of ensuring that everyone who was harmed by PivX Solutions is made whole again in the future. If you are such a person who believes the company's near-failure or unwise management affected you adversely in the past, please feel free to contact me to discuss the matter in detail. There may be nothing I can do to help you in the near future, but given time, good fortune, and the powerful economic force of a strong growth curve it is difficult to imagine a harm or hardship that cannot be cured eventually.

With or without substantial new capital in 2008 the company is on track to solvency and profitability as Homeland Forensics Inc. Thank you for your continued trust and support.

Very truly yours,


Jason Coombs
Chief Executive Officer
PivX Solutions, Inc.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

   Jason Coombs                     949               903-3368
----------------------------   -----------------    ---------------
     (Name)                       (Area Code)        (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ]Yes [X]No

No annual or quarterly reports have been filed since 2005.

PivX Solutions' 10-K filing is delinquent for 2005, 2006, and 2007.

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Registrant has regained custody of its corporate records. Business problems are being resolved and new revenue is being produced. New capital can be raised in the future if the Board decides this is necessary to regain compliance.

Due to the progress that has been made resolving these and other difficulties, particularly during the fourth quarter of 2007, PivX Solutions Inc will be able to report substantially-improved financial condition and operating results on its 10-K filing for fiscal year 2007, when that filing becomes possible in the future. The Board is researching the option of filing Form 15 to deregister the Common Stock of the company if it becomes apparent that it will not be possible to regain regulatory compliance by concluding the filing of our delinquent 10-K and 10-Q reports within a reasonable period of time.

However, the Board has determined that PivX Solutions will be able to file its 10-K and 10-Q reports voluntarily in the future after Form 15 has been filed to deregister the company's Common Stock. If it becomes necessary to file Form 15 the company would nevertheless continue to work toward concluding the filing of its delinquent reports inclusive of audited financial statements. Our auditor has agreed to perform the necessary audits to facilitate voluntary reporting.

The Board continues to believe that it will be possible to regain compliance.

--------------------------------------------------------------------------------

                              PivX Solutions, Inc.
                   ------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 25, 2008                  By: /s/ Jason Coombs
     -----------------------------       -------------------------------------
                                         Jason Coombs, Chief Executive Officer
                                         Chief Financial Officer and Secretary